UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_____________________

FORM 6-K

_____________________

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

March 2007

Date of Report (Date of Earliest Event Reported)

_____________________

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avenida Andres Bello 2687

Piso 20, Las Condes

Santiago, Chile

 (Address of principal executive office)

_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Yes     X                   No

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes                         No      X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes                         No      X

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes                         No      X

_____________________

0188-2007

MATERIAL EVENT

CORPORATE NAME

:

EMBOTELLADORA ANDINA S.A.

SECURITIES REGISTRY

:

00124

TAXPAYER I.D.

:

91.144.000-8

The following material event is reported by virtue of the stipulations in Article 9 and subparagraph 2 of Article 10 of Law 18,045, and the provisions in Section II.1 B.B3 of General Rule No. 30 of the Superintendency of Securities and Insurance:

The following was resolved, among other matters, at a regular Board of Directors’ Meeting of the Company:

I.

To convene a Regular Shareholders Meeting for April 17, 2007, at 10:30 a.m., at the Company’s offices located at Av. Carlos Valdovinos Nº560, Borough of  San Joaquín.

II.

The following matters will be discussed at the Regular Shareholders Meeting:

1.

The Annual Report, Balance and Financial Statements for the year 2006; as well as the Report of Independent Auditors with respect to the Financial Statements;

2.

Earnings distribution and dividend payments;

3.

Present Company dividend distribution policy and inform about the distribution and payment procedures utilized;

4.

Determine the compensation for directors and committee members pursuant to Law N° 19,705; and the Audit Committee establish by the Sarbanes Oxley Act.

5.

Appoint the Company’s independent auditors for the year 2007;

6.

Appoint the Company’s rating agencies;

7.

Report on Board agreements which took place after that last Shareholders Meeting, relating to operations referred to by Article 44 of Law N° 18,046; and

8.

In general, to resolve every other matter under its competency and any other matter of Company interest.

III.

Propose to the Meeting, the distribution of a definitive dividend, on account of the fiscal year ending December 31, 2006.

a)  CH$11.120 (eleven pesos and 120/100) per Series A Shares and;

b)  CH$12.232 (twelve pesos and 232/100) per Series B Shares

If the Shareholder’s Meeting approve the payment of this dividend, this will be paid on account of income from the 2006 fiscal year and will be available to shareholders

0188-2007

beginning April 26, 2007.  The Shareholders Registry will close on April 20, 2007 for payment of this dividend.

Santiago, February 28, 2007.

Pedro Pellegrini Ripamonti (signed)

Corporate Legal Officer

0188-2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By:	/s/ Osvaldo Garay
Name: Osvaldo Garay Title: Chief Financial Officer

Santiago, March 2, 2007.

0188-2007